Exhibit 99.1

March 2020

Dear Brookfield Infrastructure Partners L.P. (“BIP”) Unitholders:

We are pleased to inform you that on March 31, 2020, we will have completed the creation of Brookfield Infrastructure Corporation (“BIPC”). From an economic and accounting perspective, the transaction is analogous to a unit split as the transaction does not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the number of units/shares outstanding.

The class A exchangeable subordinate voting shares (each, a “Share”) of BIPC that you will receive are structured with the intention of being economically equivalent to the non-voting limited partnership units of BIP (the “Units”). Economic equivalence is achieved through identical distributions and each Share will be exchangeable at the option of the holder for one Unit at any time. The Shares allow investors to own the equivalent economic exposure to BIP but through a traditional corporate structure.

BIPC Shares

On March 31, 2020, you will receive one (1) Share for every nine (9) Units held, or approximately 0.11 Shares for each Unit. You will receive a cash payment in lieu of any fractional interests in Shares. We will use the volume-weighted average of the trading price of the Shares for the five trading days immediately following the special distribution to determine the value of Shares for the purpose of calculating the cash payable in lieu of any fractional interests.

Objectives of BIPC

Creating BIPC is intended to achieve the following objectives, among others:

•	Provide investors that would not otherwise invest in BIP with an opportunity to gain access to BIP’s globally diversified portfolio of high-quality infrastructure assets;

•

Provide investors with a tax reporting framework that may be favored by investors in some jurisdictions over the tax reporting framework provided by an investment in BIP, which we believe will attract new investors who will benefit from investing in our business; and

•	Create a company that we expect to be eligible for inclusion in several indices, which may be attractive to certain investors.

Dividends

Holders of the Shares are entitled to dividends as and when they are declared by the Board of Directors of BIPC. It is anticipated that BIPC’s dividend policy will be to declare and pay dividends on the Shares at the same time and in the same amount per Share as distributions are declared and paid on a Unit. Regarding distributions on the Units and dividends on the Shares, holders of Units and Shares should note the following:

•	Unitholders of record as of February 28, 2020 will receive the previously declared cash distribution of $0.5375 per unit on March 31, 2020.

•

Following the completion of the special distribution and subject to board approval, the quarterly distribution level on Units will be reduced to $0.485, which is slightly more than nine-tenths (9/10ths) of the $0.5375 distribution level (after rounding) immediately prior to the one (1) for nine (9) special distribution. As a result, the aggregate distribution received by a holder on its Units and Shares (assuming such holder does not dispose of such Units or Shares) will be slightly higher (because of the rounding) than it would have received if the special distribution had not bee\n made.

•	BIPC anticipates that its first quarterly dividend of $0.485 will be paid on June 30, 2020, subject to BIPC board approval.

Trading of BIPC and BIP

We have been conditionally approved to list the Shares on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BIPC”. Listing of the Shares on the NYSE and the TSX is subject to BIPC fulfilling all of their requirements.

The NYSE and the TSX will both implement “when-issued”, “due bill” and “ex-distribution” trading commencing March 19, 2020 and ending at the close of business on March 30, 2020. During this time period, these designations will impact how our securities trade on both exchanges. Investors should be aware of the following features:

•

Trades in “BIP” and “BIP.UN” on the NYSE and TSX, respectively, will include the entitlement to receive the Shares on March 31, 2020 (i.e., should trade on a pre-split basis). This is referred to in the enclosed prospectus as “due bill trading”.

•

Trades in “BIPC WI” and “BIPC” on the NYSE and TSX, respectively, will represent the Shares (i.e., should trade on a split-adjusted basis), allowing a holder to buy and sell Shares post-split. This is referred to in the enclosed prospectus as “when-issued trading”.

•

Trades in “BIP WI” and “BIP.W” on the NYSE and TSX, respectively, will represent units of BIP only (i.e., should trade on a split-adjusted basis), allowing a holder to sell BIP units post-split (i.e., without concurrently selling the entitlement to receive the Shares on March 31, 2020), This is referred to in the enclosed prospectus as “ex-distribution trading”.

Beginning on March 31, 2020, BIPC and BIP will trade under their respective symbols on both exchanges.

No Action is Required from You

•	You do not have to do anything to receive Shares of BIPC — this will occur automatically.

•	You will not be required to pay for the new Shares or to surrender any Units.

•	An account statement reflecting your ownership of the Shares will be mailed to you, or your brokerage account will be credited for the Shares on or about March 31, 2020.

•	Any fractional Shares will be settled in cash.

* * *

We encourage you to read the enclosed prospectus, which describes the special distribution in detail and contains important business, tax and financial information.

We look forward to your continued support as a unitholder of BIP and a shareholder of BIPC. We remain committed to working on your behalf to continue to build long-term value for your investment.

Yours very truly,

/s/ Sam Pollock

Sam Pollock

Chief Executive Officer

Brookfield Infrastructure Partners L.P.